March 25, 2021
Via E-mail

Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

       Re:     TEGNA Inc.
               PREN14A Preliminary Proxy Statement on Schedule 14A Filed March 17, 2021 by Standard General L.P., et al. Soliciting Materials Filed Pursuant to Rule 14a-12
               Filed March 18, 2021
               File No. 001-06961

Dear Mr. de Wied:

       We have reviewed the above-captioned filings and have the following comments.

       Please respond to this letter by amending the referenced filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

       If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Preliminary Proxy Statement on Schedule 14A

Reasons for Our Solicitation, page 6

1. Describe your nominees    plans for changes at TEGNA, if elected to the
board, including with
   respect to driving improvements in operations and maximizing value for all shareholders.

Other matters to be considered at the annual meeting, page 10

2. Please revise this section to explain why you are recommending that shareholders vote
      against    the advisory proposal to approve the compensation of the
Company   s named
   executive officers.

Form of Proxy Card

3. Please ensure that the proxy card is clear as to where write-in exceptions should be written on the card and that sufficient space is provided for multiple names to be written in.
 Warren S. de Wied, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
March 25, 2021
Page 2

4. We note language on the proxy card indicating that Standard General has reserved the right to nominate substitute person(s) if the Company takes certain actions. Please advise us of the legal basis for the authority to vote for any substitute persons given that that the deadline for such nominees appears to have passed.

DFAN filed March 18, 2021

5. You must avoid making statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal, improper, or immoral conduct absent reasonable factual foundation. Please tell us, or disclose, the factual foundation for your
   statements suggesting the existence of    deeper biases present in upper
management    and
   insinuating that the Board intended    to exonerate Mr. Lougee as quickly as
possible.

                                               *   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-7951.


                                                             Sincerely,

                                                             /s/ Joshua
Shainess

                                                             Joshua Shainess
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions